EXHIBIT 20.1
                                                  Form of Letter to Stockholders


                  [RESORTQUEST INTERNATIONAL, INC. LETTERHEAD]

                                 March 15, 1999

To Our Stockholders:

         On February 25, 1999, the Board of Directors of ResortQuest International, Inc. (the "Company"), adopted a Shareholder Rights Plan. As part of that Plan, the Board declared a dividend distribution of one Class A Preferred Stock Purchase Right on each outstanding share of the Company's Common Stock. A Summary of Rights explaining the terms of the Rights is enclosed herewith.

         The action taken increases your Board's ability to represent the interests of stockholders of the Company effectively in the event of an unsolicited takeover attempt. Currently, the Board is not aware of any hostile effort to acquire the Company. The Board considers these Rights to be an appropriate means of protecting both your right to retain your equity investment in the Company and the full value of that investment. Many other companies have issued rights similar to those approved by the Board.

         The distribution of these Rights is not intended to prevent a takeover of the Company on terms beneficial to its stockholders and, in fact, will not do so. It may, however, deter an attempt to acquire the Company in a manner or on terms that the Board determines not to be in the best interests of its stockholders. The Rights are designed to deal with the very serious problem of a takeover attempt that deprives the Company's Board and its stockholders of any real opportunity to determine the destiny of the Company. The Rights also are intended to protect the Company and its stockholders against unfair takeover tactics that often unfairly pressure stockholders to sell their investments at less than full value.

         The Rights may be redeemed by the Company at $0.01 per Right prior to the date on which a single acquiror or group acquires beneficial ownership of 15% or more of the Company's voting stock (with certain exceptions), under the circumstances set forth in the Rights Agreement. The Rights should not interfere with negotiated merger or other business combination approved by the Board.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuances of the Rights has no present dilutive effect, will not affect reported earnings per share, is not taxable to the



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Company or to you under current  federal income tax law, and will not change the way in which the Company's  shares of Common Stock may be traded.  If the Rights
should   become   exercisable,   stockholders,   depending   on  then   existing
circumstances, may recognize taxable income.

         The Board was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The Board carefully considered those views and concluded that the arguments are speculative and unconvincing and certainly do not justify leaving stockholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking its own advantage, not yours. The Board believes that these Rights represent a sound, reasonable and appropriate means of addressing the complex issues of corporate policy developed as a response to the threat of coercive takeovers.

         In declaring the Rights dividend, we have expressed our confidence in ResortQuest International, Inc.'s future and we believe we have increased your ability to participate in that future.

                                            Sincerely,







                                            [OFFICER]
                                            [OFFICE]






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                 UNDER CERTAIN CIRCUMSTANCES AS PROVIDED IN THE
                 RIGHTS AGREEMENT (AS REFERRED TO BELOW), RIGHTS
                  ISSUED TO OR BENEFICIALLY OWNED BY ACQUIRING
               PERSONS OR THEIR AFFILIATES OR ASSOCIATES (AS SUCH
                TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY
               SUBSEQUENT HOLDER OF SUCH RIGHTS SHALL BE NULL AND
                 VOID AND MAY NOT BE TRANSFERRED TO ANY PERSON.

                         RESORTQUEST INTERNATIONAL, INC.

                          SUMMARY OF RIGHTS TO PURCHASE
                         CLASS A JUNIOR PREFERRED STOCK

                  On February 25, 1999, the Board of Directors of ResortQuest International, Inc. (the "Company"), declared a dividend distribution of one Preferred Stock Purchase Right (individually, a "Right" and, collectively, the "Rights"), for each outstanding share of the Company's Common Stock, par value $0.01 per share (the "Common Stock"). The distribution is payable as of March 15, 1999 to shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of preferred stock of the Company, designated as Class A Junior Preferred Stock (the "Class A Preferred Stock"), in each case at a price of $87.00 per one one-hundredth (1/100) of a share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

                  As  discussed   below,   initially  the  Rights  will  not  be
exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

                  The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the "Distribution Date"), which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person"), and
(ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights would not be exercisable, would not be represented by a separate certificate, and would not be transferable apart from the Company's Common Stock, but will instead be evidenced, with respect to any of the Common Stock certificates outstanding as of March 15, 1999, by such Common Stock certificate. An Acquiring Person does not include (A) the


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Company,  (B) any  subsidiary of the Company,  (C) any employee  benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (D) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Board of Directors before such person or group became an Acquiring Person, or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% or more of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii)).

                  Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after March 15, 1999 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of March 15, 1999, with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 15, 2009, unless earlier redeemed by the Company as described below.

                  The Class A Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Class A Preferred Stock may not be issued except upon exercise of Rights. Each share of Class A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the cash dividends declared on the Company's Common Stock. In addition, the Class A Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities or certain rights or warrants) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of Class A Preferred Stock will be entitled to receive, for each share of Class A Preferred Stock, a payment in an amount equal to the greater of $87.00 per one one-hundredth share of Class A Preferred Stock or 100 times the payment made per share of Common Stock. Each share of Class A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Class A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Class A Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.


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                  The number of shares of Class A Preferred  Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

                  Unless the Rights are earlier redeemed or the transaction is approved by the Board of Directors, if the Company at any time after the Distribution Date were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes the beneficial owner of 15% or more of the Company's voting stock (other than pursuant to a tender or exchange offer (a "Qualifying Tender Offer") for all outstanding shares of Common Stock that is approved by the Board of Directors, after taking into account the long-term value of the Company and all other factors they consider relevant in the circumstances), the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Class A Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement).

                  Fractions of shares of Class A Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

                  At any time on or prior to the earlier of (i) the date on which any person becomes an Acquiring Person and (ii) the close of business on March 15, 2009, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  For as long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price or date of expiration of the Rights, amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

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                  Until a Right is exercised,  the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  A copy of the Rights Agreement, filed on March 15, 1999 has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A filed on March 15, 1999. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated in this summary description herein by reference.




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